SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                         COMMISSION FILE NUMBER 0-11688

  A. American Ecology Corporation 401(k) Savings and Retirement Plan and Trust
                        B. American Ecology Corporation
                          805 W. Idaho Street Suite 200
                               Boise, Idaho 83702


                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN AND TRUST

        Date:  6/26/2002                 /s/  James R. Baumgardner
        ----------------                 -------------------------

                                        James R. Baumgardner
                                        As Trustee for the Plan

                              FINANCIAL STATEMENTS



                          AMERICAN ECOLOGY CORPORATION
                       401(K) SAVINGS AND RETIREMENT PLAN
                                    AND TRUST




                           DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS


                                                             Page No.
                                                             --------

INDEPENDENT AUDITORS' REPORT. . . . . . . . . . . . . . . .      1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits. . . . .      2

   Statement of Changes in Net Assets Available
     for Benefits . . . . . . . . . . . . . . . . . . . . .      3

   Notes to Financial Statements. . . . . . . . . . . . . .      4

SUPPLEMENTAL INFORMATION

   Schedule of Assets Held (At Year End). . . . . . . . . .     12

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
American Ecology Corporation 401(k) Savings and Retirement Plan and Trust Boise, Idaho

We have audited the accompanying statements of net assets available for benefits of American Ecology Corporation 401(k) Savings and Retirement Plan and Trust as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation 401(k) Savings Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Balukoff, Lindstrom & Co., P.A.

May 31, 2002
Boise, Idaho

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000



                                              2001        2000
                                           ----------  -----------
ASSETS

Investments, at fair value                 $8,871,572  $ 9,596,153
Participant loans                             385,404      480,691
                                           ----------  -----------

                             TOTAL ASSETS   9,256,976   10,076,844

LIABILITIES                                         -            -
                                           ----------  -----------

        NET ASSETS AVAILABLE FOR BENEFITS  $9,256,976  $10,076,844
                                           ==========  ===========


                             See accompanying notes

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2001


ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income
    Interest                                                $           41,827
    Dividends                                                           23,651
                                                            -------------------
                                                                        65,478

  Contributions
    Employer                                                           209,234
    Employee                                                           535,134
    Rollover                                                         1,004,551
                                                            -------------------
                                                                     1,748,919
                                                            -------------------

                                          TOTAL ADDITIONS            1,814,397

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Net depreciation in fair value of investments                      1,244,118
  Administration expense                                                27,535
  Withdrawals and benefit payments                                   1,362,612
                                                            -------------------
                                         TOTAL DEDUCTIONS            2,634,265
                                                            -------------------

                     NET DECREASE IN NET ASSETS AVAILABLE
                                             FOR BENEFITS             (819,868)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                 10,076,844
                                                            -------------------

            NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR  $        9,256,976
                                                            ===================


                             See accompanying notes

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE A - DESCRIPTION OF THE PLAN

General
-------

American Ecology Corporation 401(k) Savings and Retirement Plan and Trust ("the Plan"), was adopted effective January 1, 1987, as a defined contribution plan. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan. An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan.

Pinnacle Pension Service is the plan administrator and Manulife Financial is the recordkeeper of the plan. In 1999, Wilmington Trust Company was appointed as the trustee of the Plan. As plan trustee, Wilmington Trust Company has the authority to control the assets of the Plan in accordance with the terms of the Plan.

Employee Contributions
----------------------

Participants may defer up to 15 percent of their compensation as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. Participants may elect to deposit their contributions in any of the investment options available.

Employer Contributions
----------------------

The Company contributes a discretionary matching contribution, which is determined by the Employer. For 2001 and 2000, the Company established the discretionary matching contribution for all participants equal to 55 percent of the amount of compensation deferred by each participant for the calendar quarter not exceeding 6 percent of compensation. The Company's matching contributions are subject to the vesting schedule detailed below.

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Vesting
-------

The vesting schedule is as follows on Company matching contributions and actual earnings thereon:

Union Employees (non-elective contributions):

                                      Percentage of
          Service                    Vested Interest
          -------                    ---------------

          1 year                                  0%
          2 years                                40%
          3 years                                60%
          4 years                                80%
          5 years or more                       100%

                                      Percentage of
          Service                    Vested Interest
          -------                    ---------------

          1 year                                 20%
          2 years                                60%
          3 years or more                       100%

The Plan provides for participants to be 100% vested upon death, permanent disability or the attainment of age 65.

Participant Accounts
--------------------

Each participant's account is credited with the participant's elective deferral and the Company's matching contribution. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated quarterly to participants' accounts based upon their pro-rata share of equity in each investment fund before allocation. Forfeitures of terminated participant's nonvested benefits are applied to pay administrative expenses and reduce the Company's future contributions to the Plan.

The Plan allows the Company to withdraw any excess forfeitures. As of December 31, 2001 and 2000 the Plan had unused forfeitures of $31,614 and $29,140, respectively. The Plan determined $31,614 of forfeitures was available to be returned to the Company.

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Payment  of  Withdrawals  and  Benefits
---------------------------------------

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

Terminated employees who have a vested balance greater than $5,000 and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Expenses
--------

Expenses of administering the Plan are the responsibility of the Plan.

Termination
-----------

Although the Company expects to continue the Plan indefinitely, the Company may terminate the Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be 100% vested and nonforfeitable as of the effective date of the Plan termination.

Participant  Notes  Receivable
------------------------------

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment to the Participant Notes fund. Payments on loans are treated as a transfer from the Participants Notes fund to the investment fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 5.0% to 9.5%. Principal and interest is paid ratably through monthly payroll deductions.

Plan  Amendments
----------------

On February 2, 2000 the Plan was amended effective January 1, 2000 to exclude hardship withdrawals as an eligible rollover distribution in accordance with IRS regulations.

On October 1, 2000 the Plan was amended to comply with newly enacted laws. In addition, the following changes to the Plan were made:

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


The involuntary lump sum cash out limit was increased to the new maximum allowed by the IRS of $5,000.

The exception from ERISA's nonassignment and anti-alienation rule created under the Taxpayer Relief Act of 1997 was incorporated into the Plan.

The New Rule Election under the Small Business Job Protection Act of 1996 allows participants (except those who own more than 5% of the Company stock) to begin minimum required distributions on April 1 of the calendar year following the later of (1) the calendar year in which the employees attains age 70 or (2) retires.

October 1, 2000, the entry date was changed from the first day of the quarter to the first day of the month following satisfaction of eligibility requirements.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment  Valuation  and  Income  Recognition
-----------------------------------------------

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE C - GUARANTEED INTEREST ACCOUNTS

The guaranteed interest accounts held by the Plan are as follows:

                                                       December 31,
                                                    ------------------
                                                      2001      2000
                                                    --------  --------
Guaranteed interest account with interest at
   rate in effect of date of contribution
   (rate of 6.5% to 6.6% as of December 31, 2000)
   maturing on December 31, 2000                    $     --  $ 29,496

Guaranteed interest account with interest at
   rate in effect of date of contribution
   (rate of 4.1% to 4.45% as of December 31, 2001
   and 6.5 to 6.6% as of December 31, 2000)
   maturing on December 31, 2001                      55,590    52,959

Guaranteed interest account with interest at
   rate in effect of date of contribution
   (rate of 4.1% as of December 31, 2001
   and 6.5% to 6.6% as of December 31, 2000)
   maturing on December 31, 2002                      26,539    25,347

Guaranteed interest account with interest at
   rate in effect at date of contribution
   (rate of 4.1% to 4.45% at December 31, 2001
   and 6.6% as of December 31, 2000)
   maturing on December 31, 2003                      37,871     1,458

Guaranteed interest account with interest at
   rate in effect at date of contribution
   (rate of 6.6% at December 31, 2000)
   maturing on December 31, 2004                          --       758

Guaranteed interest account with interest at
   rate in effect of date of contribution
   (rate of 4.45% to 5.1% as of December 31, 2001
   and 6.8% as of December 31, 2000)
   maturing on December 31, 2005                      17,176     3,963


                                      -8-

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Guaranteed interest account with interest at
   rate in effect of date of contribution
   (rate of 5.1% as of December 31, 2001 and
   6.8% as of December 31, 2000)
   maturing on December 31, 2006                         985     1,449

Guaranteed interest account with interest at
   rate in effect of date of contribution
   (rate of 5.1% as of December 31, 2001
   and 6.8% as of December 31, 2000)
   maturing on December 31, 2007                         771     1,054

Guaranteed interest account with interest at
   rate in effect of date of contribution
   (rate of 5.1% as of December 31, 2001
   and 6.8% as of December 31, 2000)
   maturing on December 31, 2008                         194       524

Guaranteed interest account with interest at
   rate in effect at date of contribution
   (rate of 5.1% at December 31, 2001
   and 6.8% as of December 31, 2000)
   maturing on December 31, 2009                         225       560

Guaranteed interest account with interest at
   rate in effect at date of contribution
   (rate of 5.1% at December 31, 2001)
   maturing on December 31, 2010                         221        --
                                                    --------  --------


                                                    $139,572  $117,568
                                                    ========  ========

                  AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE D - INVESTMENTS

Investments in collective funds are held by the Trustee and are stated at fair value based on quoted market prices. At December 31, 2001 and 2000 investment balances that were individually greater than 5% of total investments were as follows:

       Fund                                     2001        2000
       ----                                  ----------  ----------
       Manulife Lifestyle Balanced           $  680,306  $  718,452
       Manulife Lifestyle Growth              1,338,787   1,864,519
       Manulife Lifestyle Aggressive                 **     617,334
       Manulife Money Market                    746,874     685,217
       Fidelity Advisor Contrafund              491,290     524,738
       T. Rowe Price Science and Technology     466,202     628,346

**  The fund does not meet the 5% threshold criteria for the specified year.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments, which consists of realized gains or losses, and unrealized appreciation (depreciation) on those investments.

NOTE E - INCOME TAX STATUS

The Plan obtained its latest determination letter on April 9, 2000 in which the Internal Revenue Service stated that the Plan, as originally, and all amendments through December 11, 2000, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                            SUPPLEMENTAL INFORMATION

                          AMERICAN ECOLOGY CORPORATION
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                      SCHEDULE OF ASSETS HELD (AT YEAR END)
                                December 31, 2001
                                 EIN:95-3889638
                                PLAN NUMBER:003


                                                                                        (e) Current
(a)(b) Identity of Issue                          (c) Description            (d) Cost      Value
-------------------------------------------  -----------------------------  ----------  -----------

  Manulife Lifestyle                         Conservative                   $       **  $  245,377

  Manulife Lifestyle                         Moderate                               **      35,098

  Manulife Lifestyle                         Balanced                               **     680,306

  Manulife Lifestyle                         Growth                                 **   1,338,787

  Manulife Lifestyle                         Aggressive                             **     315,502

  Manulife GICS
    Maturing December 31, 2001,
      with interest rates of 4.10% to 4.45%                                         **      55,590
    Maturing December 31, 2002,
      with interest rates of 4.10%                                                  **      26,539
    Maturing December 31, 2003,
      with interest rates of 4.10% to 4.45%                                         **      37,871
    Maturing December 31, 2005,
      with interest rates of 4.45% to 5.10%                                         **      17,176
    Maturing December 31, 2006,
      with interest rates of 5.10%                                                  **         985
    Maturing December 31, 2007
      with interest rates of 5.10%                                                  **         771
    Maturing December 31, 2008
      with interest rates of 5.10%                                                  **         194
    Maturing December 31, 2009
      with interest rates of 5.10%                                                  **         225
    Maturing December 31, 2010
      with interest rates of 5.10%                                                  **         221

  Manulife Money Market                      Conservative                           **     746,874


                                      -12-

                          AMERICAN ECOLOGY CORPORATION
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                      SCHEDULE OF ASSETS HELD (AT YEAR END)
                                December 31, 2001
                                 EIN:95-3889638
                                PLAN NUMBER:003


                                                                                        (e) Current
(a)(b) Identity of Issue                          (c) Description            (d) Cost      Value
-------------------------------------------  -----------------------------  ----------  -----------
  Manulife Short Term                        Vanguard Short Term
  Government Fund                            Federal Fund                           **      10,843

  Manulife Total Return                      PIMCO Income Fund                      **      63,439

  Manulife High-Quality
  Bond Fund                                  Bonds                                  **      15,966

  Manulife Income Fund                       T. Rowe Price
                                             Spectrum Income Fund                   **     101,123

  Manulife High                              Advisor High Yield
  Yield Fund                                 Fund                                   **     235,182

  Manulife Balanced                          Balanced Fund                          **      18,572

  Manulife Equity
  Income Fund                                Stock Fund                             **      17,767

  Manulife Value Fund                        Neuberger Berman
                                             Guardian Trust                         **     157,624

  Manulife Dividend &                        American Century Investments
  Growth Fund                                Income & Growth                        **      42,518

  Manulife Mid-Cap
  Value Fund                                 Mutual Beacon Fund                     **     125,279

  Manulife Mid Cap                           Weitz Partners
  Value Fund                                 Value Fund                             **     173,129

  Manulife Growth                            Fidelity Advisor Growth
  Opportunities Fund                         Opportunities Fund                     **     430,037

  Manulife Small Cap                         Franklin Balance Sheet


                                      -13-

                          AMERICAN ECOLOGY CORPORATION
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                      SCHEDULE OF ASSETS HELD (AT YEAR END)
                                December 31, 2001
                                 EIN:95-3889638
                                PLAN NUMBER:003


                                                                                        (e) Current
(a)(b) Identity of Issue                          (c) Description            (d) Cost      Value
-------------------------------------------  -----------------------------  ----------  -----------
  Value Fund                                 Investment Fund                        **     159,460

  Manulife Discovery Fund                    Mutual Discovery Fund                  **      40,707

  Manulife Social
  Responsibility Fund                        Domini Social Equity Fund              **      48,852

  Manulife Growth &                          T. Rowe Price
  Income Fund                                Growth & Income                        **     256,725

  Manulife Capital Growth                    Stock Fund                             **     134,866

  Manulife Growth Plus                       Stock Fund                             **      92,659

  Manulife Large Cap                         MSDW Institutional Funds
  Equity Fund                                Equity Growth Portfolio                **       2,975

  Manulife Value &                           Excelsior Value &
  Restructuring Fund                         Restructuring Fund                     **     448,694

  Manulife Contra Fund                       Fidelity Contrafund                    **     491,290

  Manulife Growth Fund                       Fidelity Advisor
                                             Large Cap Fund                         **      83,989

  Manulife Diversified                       First Eagle SoGen
  Capital Fund                               Global Fund                            **     264,799
  Manulife Selective

  Manulife Growth                            Prudential Jennison
                                             Growth Fund                            **         749

  Manulife Worldwide                         Janus Advisor
                                             Aggressive Growth                      **      38,432


                                      -14-

                          AMERICAN ECOLOGY CORPORATION
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                      SCHEDULE OF ASSETS HELD (AT YEAR END)
                                December 31, 2001
                                 EIN:95-3889638
                                PLAN NUMBER:003


                                                                                        (e) Current
(a)(b) Identity of Issue                          (c) Description            (d) Cost      Value
-------------------------------------------  -----------------------------  ----------  -----------
  Manulife                                   Templeton
  Foreign fund                               Foreign Fund                           **      73,384

  Manulife International                     T. Rowe Price
  Stock Fund                                 International Stock Fund               **      65,752

  Manulife                                   Fidelity Advisor
  Overseas Fund                              Overseas Fund                          **      15,453

  Manulife All Cap
  Growth Fund                                AIM Constellation Fund                 **     126,727

  Manulife Select                            Janus
  Twenty Fund                                Twenty Fund                            **     175,361

  Manulife                                   Janus
  Enterprise Fund                            Enterprise Fund                        **     102,587

  Manulife Small Company                     Lord Abbett Developing
  Stock Fund                                 Growth Fund                            **       1,132

  Manulife Small Cap                         Franklin Small
  Growth Fund                                Cap Growth Fund                        **      40,392

  Manulife Aggressive                        AIM Agrressive
  Growth Fund                                Growth Fund                            **     214,285

  Manulife Emerging
  Growth                                     Stock Fund                             **      45,057

  Manulife Passport                          Dreyfus Founders Passport
                                             Aggressive Growth                      **         913

  Manulife Science &                         T. Rowe Price



                                      -15-

                          AMERICAN ECOLOGY CORPORATION
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                      SCHEDULE OF ASSETS HELD (AT YEAR END)
                                December 31, 2001
                                 EIN:95-3889638
                                PLAN NUMBER:003


                                                                                        (e) Current
(a)(b) Identity of Issue                          (c) Description            (d) Cost      Value
-------------------------------------------  -----------------------------  ----------  -----------
  Technology Fund                            Science & Technology                   **     466,202

  Manulife Developing                        Templeton Developing
  Markets Fund                               Markets Trust                          **     124,105


  Manulife NetNet                            Munder Capital
        Aggressive Growth                                                           **      18,244

  500 Index Fund                             S&P500 Index                           **     211,151

  Total Stock Market                         Growth
  Index                                                                             **       7,223

  Mid Cap Index Fund                         Growth Fund                            **       2,588

  Growth                                     Stock Fund                             **      60,369

  International Index                        Aggressive Growth                      **       2,447

  Borrower                                   Participant loans
                                             5%-9.5% - 385,404                       -     385,404

* American Ecology
  Corporation                                Common Stock                           **     161,008
                                                                            ----------  -----------

TOTAL ASSETS HELD FOR INVESTMENT
  PURPOSES                                                                  $       **  $9,256,976
                                                                            ==========  ===========


* Known  party  in  interest
** Participant  directed,  therefore, no cost disclosure is necessary.


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